                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           BUDGETHOTELS NETWORK, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    119010106
                                    ---------
                                 (CUSIP Number)

                              Michael Rawles Jones
                              233 Palmer Hill Road
                             Old Greenwich, CT 06870
                                 (203) 637-3881

                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 12, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box ___.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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                                  SCHEDULE 13D
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CUSIP No.    119010106                                                Page 2 of 5 Pages
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------------ ---------------------------------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             MICHAEL RAWLES JONES
------------ ---------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) |_|
             (b) |X|
------------ ---------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ ---------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS (See Instructions)
     4       PF

------------ ---------------------------------------------------------------------------------------------------------
             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     5                                                                                 ..............................
             N/A
------------ ---------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6       UNITED STATES

----------------------- ----- ----------------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  5,500,000
  OWNED BY              ----- ----------------------------------------------------------------------------------------
    EACH                 8    SHARED VOTING POWER
  REPORTING
 PERSON WITH
                        ----- ----------------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              5,500,000
                        ----- ----------------------------------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
------------ ---------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,500,000
------------ ---------------------------------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
    12

             N/A
------------ ---------------------------------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13

             13.09%
------------ ---------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             IN
------------ ---------------------------------------------------------------------------------------------------------
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                                  SCHEDULE 13D
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CUSIP No.    119010106                                                Page 3 of 5 Pages
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ITEM 1.  SECURITY AND ISSUER

         The name of the issuer is Budgethotels Network, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is 1449 St. Paul Street, Kelowna, British Columbia, Canada V1Y 2E5 A1 00000. The class of the Company's securities to which this Schedule 13D relates is its Common Stock, par value $0.001 per share ("Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND

         Michael Rawles Jones is a United States citizen and an individual resident of the State of Connecticut. Mr. Jones recently became president and chief executive officer of a wholly-owned subsidiary of the Company, Info Center, Inc., a Washington corporation ("Info Center").

         During the last five years, Mr. Jones has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Jones was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Jones used his own personal funds to purchase the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Jones presently owns 2,000,000 shares of Common Stock, has options to purchase an additional 2,500,000 shares of Common Stock and has warrants that permit Mr. Jones to purchase 1,000,000 shares of Common Stock. On February 12, 2004, Mr. Jones executed an Employment Agreement with the Company and Info Center which, in exchange for cash consideration and certain equity incentives, establishes the terms of Mr. Jones' employment as president and chief executive officer of Info Center.

         In connection with the Employment Agreement, the boards of directors and existing management of the Company and of Info Center felt that it was in the best interest of Info Center and of the Company that Mr. Jones own an equity stake in the Company to tie Mr. Jones' success in his roles as president and chief executive officer of Info Center to the success of Info Center's ultimate parent company, the Company. The shares issued to Mr. Jones are held in he and his wife, Mary A. Jones, names collectively.

         The Employment Agreement also granted Options to purchase an additional 2,500,000 shares of Common Stock at six and one-half cents ($0.065) per share, which Options are immediately exercisable and expire November 30, 2007.

         Further, in connection with his employment relationship with Info Center, Mr. Jones and the Company entered into a Subscription Agreement pursuant to which Mr. Jones paid $0.02 per Unit for 1,000,000 Units. Each Unit consists of one share of Common Stock and a Warrant for the purchase of one additional share of Common Stock at a price of $0.04 per share.


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                                  SCHEDULE 13D
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CUSIP No.    119010106                                                Page 4 of 5 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Jones owns and/or has the right to immediately acquire 5,500,000 shares of Common Stock, or 13.09% of the fully-diluted Common Stock. Mr. Jones currently owns 2,000,000 shares of Common Stock, or 4.76% of the Common Stock, outright. Mr. Jones has Options to purchase an additional 2,500,000 shares of Common Stock, or 5.95% of the Common Stock, which Options are immediately exercisable. Mr. Jones also owns Warrants for the purchase of an additional 1,000,000 shares of Common Stock, or 2.38% of the Common Stock, which Warrants have no conditions attached to them other than payment of the purchase price for the Common Stock.

         (b) Mr. Jones has sole power to direct the vote, dispose or direct the disposition of the Common Stock.

         (c)      None other than as disclosed in Item 4 above.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Please see the response to Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.




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                                  SCHEDULE 13D
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CUSIP No.    119010106                                                Page 5 of 5 Pages
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Michael Rawles Jones
                                          --------------------------------------
                                          Michael Rawles Jones

Date: October 29, 2004



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